EXHIBIT 12.1
REYNOLDS AMERICAN INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)
(Unaudited)

	For The Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings before fixed charges:
Income from continuing operations before income taxes	$1,534	$2,128	$2,073	$1,809	$1,416
Deduct: Income on equity investment	—	(1)	(13)	(17)	(10)

	1,534	2,127	2,060	1,792	1,406
Interest and debt expense	251	275	338	270	113
Interest portion of rental expense	7	7	7	8	12

Earnings before fixed charges	$1,792	$2,409	$2,405	$2,070	$1,531

Fixed charges:
Interest and debt expense	$251	$275	$338	$270	$113
Interest portion of rental expense	7	7	7	8	12

Total fixed charges	$258	$282	$345	$278	$125

Ratio of earnings to fixed charges	6.9	8.5	7.0	7.4	12.2